6/20

02042246

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UFJ Holdings Inc

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5769 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/1/02

UFJ Holdings, Inc.
May 24, 2002

82-5769

Consolidated Financial Results

For the Fiscal Year Ended March 31, 2002

UFJ Holdings, Inc. today reported the company's consolidated financial results for the fiscal year ended March 31, 2002.

Total Income for the fiscal year was 3,163 billion yen.

Net Loss for the fiscal year was 1,227 billion yen.

AR/S
3-31-02

FINANCIAL HIGHLIGHTS

Millions of yen	Fiscal year ended March 31, 2002 (Unaudited)
RESULTS	
Total Income	3,163,431
Income (Loss) before Income Taxes	(1,638,415)
Net Income (Loss)	(1,227,424)
BALANCE SHEET	
Total Assets	79,772,980
Stockholders' Equity	2,600,779
PER SHARE	
Net Income	(262,851.13)
Stockholders' Equity	202,404.35

Notes:

(1) Net Income per Share = $\dfrac{\text{Net Income} - \text{Dividends for Preferred Stock}}{\text{Weighted Average Number of Shares of Common Stock *}}$

(2) Stockholders' Equity per Share = $\dfrac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price}}{\text{Number of Shares of Common Stock *Outstanding as of the end of the fiscal year}}$

**Excluding treasury stocks and stocks held by subsidiaries*

(3) Equity in earnings of affiliates as of March 31, 2002 is (15,483) million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries) 120 Companies

UFJ Bank Limited
UFJ Trust Bank Limited
UFJ Capital Markets Securities Co., Ltd.
The Senshu Bank, Ltd.
UFJ International plc
UFJ Partners Asset Management Co., Ltd.

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method) 23 Companies

Tsubasa Securities Co., Ltd. and others
The Chukyo Bank, Ltd.
Dah Sing Financial Holdings Limited

The board of directors of the Company approved and resolved at the board meeting held on May 24, 2002, the Company's non-consolidated financial results for the fiscal year ended March 31, 2002.

Net Income(million yen) 74,602

Yen	Fiscal year ended March 31, 2002
Dividend per Share (Yen)	
Common Stock	0
Class I Preferred Shares	37,500
Class II Preferred Shares	15,900
Class III Preferred Shares	68,750
Class IV Preferred Shares	18,600
Class V Preferred Shares	19,400
Class VI Preferred Shares	5,300
Class VII Preferred Shares	11,500

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2002 (Unaudited)
Assets:	
Cash and Due from Banks	6,404,825
Call Loans	383,919
Receivables under Resale Agreements	614,314
Monetary Receivables Bought	127,674
Trading Assets	2,680,244
Money Held in Trust	111,429
Securities	15,606,367
Loans and Bills Discounted	46,024,625
Foreign Exchanges	551,005
Other Assets	3,584,120
Premises and Equipment	770,063
Deferred Tax Assets	1,458,282
Goodwill	21,534
Customers' Liabilities for Acceptances and Guarantees	3,106,505
Reserve for Possible Loan Losses	(1,671,269)
Reserve for Losses on Investment to Securities	(663)
Total Assets	79,772,980
Liabilities, Minority Interests and Stockholders' Equity	
Liabilities:	
Deposits	50,794,085
Negotiable Certificates of Deposit	6,365,802
Call Money	3,561,500
Payables under Repurchase Agreements	504,186
Commercial Paper	575,262
Trading Liabilities	1,743,440
Borrowed Money	1,355,518
Foreign Exchanges	167,519
Corporate Bonds and Notes	2,672,663
Borrowed Money from Trust Account	1,692,839
Other Liabilities	3,294,490
Reserve for Employee Bonus	20,425
Reserve for Retirement Benefits	8,599
Reserve for Contingent Liabilities Related to Loans Sold	56,716
Reserve for Possible Losses on Support of Specific Borrowers	579,157
Other Reserves	82
Deferred Tax Liabilities	1,992
Deferred Tax Liabilities Related to Revaluation Reserve for Land	83,936
Acceptances and Guarantees	3,106,505
Total Liabilities	76,584,726
Minority Interests	587,474
Stockholders' Equity:	
Common Stock	1,000,000
Capital Surplus	1,266,626
Revaluation Reserve for Land, Net of Taxes	130,638
Retained Earnings	254,225
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	60,110
Foreign Currency Translation Adjustments	(37,834)
Sub Total	2,673,766
Treasury Stock	(208)
Parent Bank Stock Held by Subsidiaries	(72,779)
Total Stockholders' Equity	2,600,779
Total Liabilities, Minority Interests and Stockholders' Equity	79,772,980

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Fiscal year ended March 31, 2002 (Unaudited)
Income:	
Interest Income	1,652,315
Interest on loans and discounts	*1,128,361*
Interest on and dividends from securities	*308,145*
Trust Fees	68,944
Fees and Commissions	315,361
Trading Revenue	104,847
Other Operating Income	508,806
Other Income	513,156
Total Income	3,163,431
Expenses:	
Interest Expenses	607,751
Interest on Deposits	*345,921*
Fees and Commissions	65,537
Other Operating Expenses	373,685
General and Administrative Expenses	855,239
Other Expenses	2,899,633
Transfer to Reserve for Possible Loan Losses	*834,921*
Total Expenses	4,801,847
Income (Loss) before Income Taxes & Minority Interests	(1,638,415)
Provision for Income Taxes	21,266
Deferred Income Taxes	(455,793)
Minority Interests in Net Income (Loss)	23,534
Net Income (Loss)	(1,227,424)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal year ended March 31, 2002 (Unaudited)
Cash Flows from Operating Activities	
Income Before Income Taxes & Minority Interests	(1,638,415)
Depreciation	36,881
Amortization of Goodwill	4,018
Equity in Earnings of Affiliates	18,893
Net Increase (Decrease) in Reserve for Possible Loan Losses	348,911
Net Increase (Decrease) in Reserve for Losses on Investment to Securities	(2,859)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(67,870)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	579,157
Net Increase (Decrease) in Reserve for Retirement Benefit	84,214
Net Increase (Decrease) in Reserve for Employee Bonuses	2,740
Interest Income	(1,652,315)
Interest Expenses	607,751
Net (Gain) Loss on Securities	134,618
Net (Gain) Loss on Money Held in Trust	(477)
Net (Gain) Loss on Foreign Currency Translation Adjustments	(197,505)
Net (Gain) Loss on Sales of Premises and Equipment	45,539
Net (Gain) Loss on Establishing Retirement Benefit Trust	(50,527)
Net (Increase) Decrease in Trading Assets	1,707,746
Net Increase (Decrease) in Trading Liabilities	(424,210)
Net (Increase) Decrease in Loans and Bills Discounted	7,193,312
Net Increase (Decrease) in Deposits	(3,496,130)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(3,434,516)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	(327,183)
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	2,642,773
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(557,760)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(152,345)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(2,649,806)
Net Increase (Decrease) in Commercial Paper	(257,448)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	(2,111,371)
Net (Increase) Decrease in Foreign Exchange Assets	78,387
Net Increase (Decrease) in Foreign Exchange Liabilities	31,233
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	661,810
Net Increase (Decrease) in Borrowed Money from Trust Account	(1,097,385)
Interest Received	1,890,309
Interest Paid	(715,095)
Others, Net	(118,958)
Sub-total	(2,883,885)
Income Taxes Paid	(29,317)
Net Cash Provided by (Used in) Operating Activities	(2,913,202)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal year ended March 31, 2002 (Unaudited)
Cash Flows from Investing Activities	
Purchases of Securities	(41,899,542)
Proceeds from Sales of Securities	30,910,908
Proceeds from Maturities of Securities	16,183,009
Increase in Money Held in Trust	(86,784)
Decrease in Money Held in Trust	132,833
Expenditures for Premises and Equipment	(101,535)
Proceeds from Sales of Premises and Equipment	147,440
Expenditures for Purchases of Consolidated Subsidiaries	0
Proceeds from Sales of Consolidated Subsidiaries	250,298
Others, Net	(188)
Net Cash Provided by (Used in) Investing Activities	5,536,440
Cash Flows from Financing Activities	
Proceeds from Issuance of Subordinated Debt	162,000
Expenditures for Repayment of Subordinated Debt	(237,500)
Proceeds from Issuance of Subordinated Bonds	637,331
Redemption and Repurchase of Subordinated Bonds	(606,304)
Proceeds from Issuance of Capital Stocks to Minority Interests	219,845
Dividends Paid	(8,246)
Dividends Paid to Minority Interests	(7,811)
Expenditures for Purchase of Treasury Stocks	(6,882)
Proceeds from Sales of Treasury Stocks	6,564
Proceeds from Sales of Stocks of Parent held by Consolidated Subsidiaries	86,265
Net Cash Provided by (Used in) Financing Activities	245,261
Effect of Exchange Rate Changes on Cash and Cash Equivalents	11,763
Net Increase (Decrease) in Cash and Cash Equivalents	2,880,262
Cash and Cash Equivalents at Beginning of Fiscal Year	1,497,781
Decrease in Cash and Cash Equivalents due to Elimination of Consolidated Subsidiaries	(1)
Cash and Cash Equivalents at End of Fiscal Year	4,378,042

Notes:

(1) Amounts less than one million yen are omitted.

(2) For the purpose of the consolidated statements of cash flows, "Cash and Cash Equivalen "Cash and Due from Banks" in the consolidated balance sheets.

BALANCE OF LOANS AND DEPOSITS (Combined)

(a) Balance of Loans & Deposits

(Table B-9-a) Millions of Yen

		Mar. 31, 2002	Sept. 30, 2001	Mar. 31, 2001
Deposits	Outstanding Balance	49,610,767	51,107,016	53,133,741
	Average Balance	51,228,008	51,390,440	51,945,441
Trust Principal	Outstanding Balance	2,809,955	3,821,643	4,355,493
	Average Balance	3,807,979	4,102,873	4,723,086
Loans	Outstanding Balance	46,290,707	50,906,585	53,961,598
	Banking Account	45,073,702	49,521,306	52,373,236
	Trust Account	1,217,004	1,385,278	1,588,361
	Average Balance	50,771,212	51,402,070	54,237,265
	Banking Account	49,351,917	49,902,221	52,259,900
	Trust Account	1,419,294	1,499,848	1,977,365

<For reference>

(b) Balance of Deposits for Individuals & Corporations

(Table B-9-b) Millions of Yen

	Mar. 31, 2002	Sept. 30, 2001	Mar. 31, 2001
Domestic Individual Deposits	26,413,078	25,581,919	25,113,494
Demand Deposits	12,926,274	10,585,987	9,780,275
Time Deposits	13,162,065	14,623,271	14,995,231
Domestic Corporate Deposits	16,723,520	16,271,411	16,908,134
Demand Deposits	11,120,426	9,080,731	9,261,410
Time Deposits	4,763,032	6,300,414	6,843,854
Other Domestic Deposits	2,615,024	2,420,606	2,723,239
Demand Deposits	1,387,501	994,493	831,957
Time Deposits	303,175	539,780	543,892
Trust Principal	2,809,955	3,821,643	4,355,493
Domestic Individuals	1,606,437	1,978,964	2,248,740
Domestic Corporations	1,203,517	1,842,679	2,106,753

FORECAST FOR FISCAL YEAR ENDING MARCH 31, 2003

1. FORECAST OF FINANCIAL RESULTS

(Table C-1-a)

Billions of Yen	Forecast for the Fiscal Year 3/2003 1-year	Interim
Non-consolidated Basis		
Operating Income	33.0	15.0
Ordinary Profit ('Keijo Rieki')	25.0	11.0
Net Income	25.0	11.0
Consolidated Basis		
Total Income	2,400.0	1,150.0
Ordinary Profit ('Keijo Rieki')	180.0	75.0
Net Income	130.0	50.0

<For reference>

Forecasts of Financial Results for Banking Subsidiaries

(Table C-1-b)

	Forecast for the Fiscal Year 3/2003			
	UFJ Bank		UFJ Trust Bank	
Billions of yen	(Non-consolidated)		(Non-consolidated)	
	1-year	Interim	1-year	Interim
Business Profit before Net Transfer to General Reserve*	500.0	240.0	110.0	50.0
Total Credit Costs	(430.0)	(215.0)	(50.0)	(25.0)
Ordinary Profit	80.0	30.0	60.0	25.0
Net Income	80.0	30.0	40.0	15.0

* *Before Write-off in Trust Account*

2. FORECAST OF DIVIDENDS DECLARED (Non-consolidated)

(Table C-2)

Yen	Forecast for the Fiscal Year 3/2003 1-year	Interim
Common Stock	2,500	0
Class I Preferred Shares	37,500	18,750
Class II Preferred Shares	15,900	7,950
Class III Preferred Shares	68,750	34,375
Class IV Preferred Shares	18,600	9,300
Class V Preferred Shares	19,400	9,700
Class VI Preferred Shares	5,300	2,650
Class VII Preferred Shares	11,500	5,750

May 24, 2002

Consolidated Financial Results

For the the Fiscal Year Ended March 31, 2002

UFJ Bank Limited today reported the Bank's consolidated financial results for the fiscal year ended March 31, 2002.

UFJ Bank was formed through the merger of The Sanwa Bank, Limited and The Tokai Bank, Limited, as of January 15, 2002, leaving Sanwa Bank as the surviving entity . Figures of items on B/S as of March 31, 2001 are simple aggregate of Sanwa Bank and Tokai Bank. Figures of items on P/L for fiscal year ended March 31, 2001 are those of Sanwa Bank for the same period. Financial indices for the fiscal year ended March 31, 2001 are stated respectively.

Total income for the fiscal year enden March 31, 2002 was 1,175 billion yen. Net loss for the fiscal year was 475 billion yen. Net loss per share was 150.24 yen for the fiscal year.

FINANCIAL HIGHLIGHTS

	For the Fiscal Year Ended March 31,		
Millions of yen	*2002 (Unaudited)*		*2001*
Results			
Total Income	1,175,819		1,172,695
Income (Loss) before Income Taxes	(738,444)		(180,488)
Net Income (Loss)	(475,309)		(147,652)
Balance Sheet			
Total Assets	72,333,368		89,769,742
Deposits (excluding Negotiable Certificates of Deposit)	47,695,611		52,408,858
Stockholders' Equity	2,201,066		3,391,988
Per Share (yen)			
Net Income (Loss)	(150.24)	Sanwa	(52.70)
		Tokai	(31.68)
Stockholders' Equity	191.76	Sanwa	402.09
		Tokai	344.94

Notes:

(1) Net Income per Share $= \dfrac{\text{Net Income} - \text{Dividends for Preferred Stock}}{\text{Weighted Average Number of Shares of Common Stock *}}$

(2) Stockholders' Equity per Share $= \dfrac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price}}{\text{Number of Shares of Common Stock Outstanding as of the end of the fiscal Year*}}$

**Excluding treasury stocks and stocks held by subsidiaries*

(3) Equity in earnings of affiliates as of March 31, 2002 is (11,904) million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

Note:Consolidated Earnings Forecast (for Fiscal Year from April 1, 2002 to March 31, 2003)

Please refer to UFJ Holdings' Consolidated Financial Statements for Fiscal Year Ended March 31, 2002

The board of directors of the Bank approved and resolved at the board meeting held on May 24,2002, the Bank's non-consolidated financial results for the fiscal year ended March 31, 2002.

	Fiscal year ended March 31,		
Yen	2002		2001
Dividends per Share			
Common Stock -Total-	23.89	Sanwa	3.50
		Tokai	3.50
Interim	23.89	Sanwa	3.50
		Tokai	3.50
Year-end	-	Sanwa	-
		Tokai	-
First Series Preferred Stock	37.50	Sanwa	37.50
Interim	18.75	Sanwa	18.75
Year-end	18.75	Sanwa	18.75
First Series Class A Preferred Stock	15.90	Sanwa	15.90
Interim	7.95	Sanwa	7.95
Year-end	7.95	Sanwa	7.95
First Series Class C Preferred Stock	68.75	Tokai	68.75
Interim	-	Tokai	34.375
Year-end	68.75	Tokai	34.375
First Series Class D Preferred Stock	18.60	Tokai	18.60
Interim	-	Tokai	9.30
Year-end	18.60	Tokai	9.30
Second Series Class D Preferred Stock	19.40	Tokai	19.40
Interim	-	Tokai	9.70
Year-end	19.40	Tokai	9.70

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries) UFJ Capital Markets Securities Co.,Ltd. The Senshu Bank, Ltd. UFJ International plc	97 Companies
(Companies to become consolidated due to merger with Tokai Bank) UFJ Investments Asia Limited	30 Companies
(Companies newly consolidated) NBL Co.,Ltd.	6 Companies
(Companies excluded) UFJ Partners Asset Management Co., Ltd. United California Bank	24 Companies

(2) Companies accounted for under the equity method

(Companies accounted for under the equity method) Tsubasa Securities Co., Ltd. The Chukyo Bank, Ltd. Dah Sing Financial Holdings Limited	23 Companies
(Companies newly accounted for under equity method) Dah Sing Financial Holdings Limited The Chukyo Bank, Ltd.	3 Companies
(Companies to become accounted for under equity method) due to merger with Tokai Bank UFJ Card Co., Ltd.	6 Companies
(Companies excluded) Japan Pension Planning Co., Ltd.	2 Companies

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2002 (Unaudited)	As of March 31, 2001	Variance
Assets:			
Cash and Due from Banks	5,830,269	5,342,853	487,416
Call Loans	368,039	543,832	(175,792)
Receivables under Resale Agreements	614,314	-	614,314
Monetary Receivables Bought	43,038	31,131	11,907
Trading Assets	2,652,453	4,295,278	(1,642,824)
Money Held in Trust	111,429	156,830	(45,400)
Securities	13,049,629	18,986,767	(5,937,137)
Loans and Bills Discounted	42,591,690	50,875,782	(8,284,091)
Foreign Exchanges	547,724	625,577	(77,852)
Other Assets	3,351,947	5,033,665	(1,681,717)
Premises and Equipment	648,198	841,802	(193,603)
Deferred Tax Assets	1,230,392	949,650	280,742
Goodwill	21,534	27,687	(6,152)
Customers' Liabilities for Acceptances and Guarantees	2,816,064	3,324,358	(508,294)
Reserve for Possible Loan Losses	(1,542,756)	(1,262,133)	(280,622)
Reserve for Losses on Investment to Securities	(603)	(3,340)	2,736
Total Assets	72,333,368	89,769,742	(17,436,373)
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	47,695,611	52,408,858	(4,713,247)
Negotiable Certificates of Deposit	5,449,072	8,859,606	(3,410,533)
Call Money	2,886,598	6,602,811	(3,716,212)
Payables under Repurchase Agreements	503,886	-	503,886
Commercial Paper	575,262	832,711	(257,448)
Trading Liabilities	1,726,753	2,150,921	(424,167)
Borrowed Money	1,343,947	1,519,726	(175,778)
Foreign Exchanges	167,593	135,921	31,672
Bonds and Notes	2,465,623	2,224,884	240,739
Other Liabilities	3,222,406	7,653,242	(4,430,836)
Reserve for Employee Bonus	18,571	-	18,571
Reserve for Retirement Benefits	7,600	36,638	(29,038)
Reserve for Contingent Liabilities Related to Loans Sold	54,944	120,643	(65,698)
Reserve for Possible Loan Losses on Support of Specific Borrowers	534,057	-	534,057
Other Reserves	82	279	(197)
Deferred Tax Liabilities	1,992	3,490	(1,497)
Deferred Tax Liabilities Related to Revaluation Reserve for Land	76,224	121,363	(45,138)
Goodwill	-	61	(61)
Acceptances and Guarantees	2,816,064	3,324,358	(508,294)
Total Liabilities	69,546,294	85,995,519	(16,449,225)
Minority Interests	586,008	382,234	203,774
Stockholders' Equity:			
First Series Preferred Stock	75,000	75,000	0
First Series Class A Preferred Stock	300,000	300,000	0
First Preferred Stock (Type A)	-	50,000	(50,000)
Second Preferred Stock (Type B)	-	150,000	(150,000)
Third Preferred Stock (Type B)	-	150,000	(150,000)
Common Stock	468,582	841,720	(373,138)
Capital Surplus	845,556	1,383,776	(538,220)
Revaluation Reserve for Land, Net of Taxes	118,601	192,939	(74,338)
Retained Earnings	303,208	389,473	(86,265)
Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax	128,733	-	128,733
Foreign Currency Translation Adjustments	(38,616)	(136,061)	97,445
Treasury Stock	-	(53)	53
Parent Bank Stock Held by Subsidiaries	-	(4,805)	4,805
Total Stockholders' Equity	2,201,066	3,391,988	(1,190,922)
Total Liabilities, Minority Interests and Stockholders' Equity	72,333,368	89,769,742	(17,436,373)

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Fiscal Year ended March 31, 2002 (Unaudited)	2001	Variance
Income:			
Interest Income	1,175,819	1,172,695	3,124
Interest on Loans and Discounts	*788,976*	*814,862*	*(25,885)*
Interest on and Dividends from Securities	*201,862*	*172,161*	*29,701*
Fees and Commissions	208,438	186,987	21,450
Trading Revenue	82,011	48,844	33,167
Other Operating Income	360,623	134,998	225,625
Other Income	357,864	354,991	2,872
Total Income	2,184,757	1,898,518	286,239
Expenses:			
Interest Expenses	442,912	569,939	(127,027)
Interest on Deposits	*265,905*	*407,304*	*(141,398)*
Fees and Commissions	51,458	48,594	2,864
Trading Expenses	-	1,780	(1,780)
Other Operating Expenses	257,402	101,632	155,769
General and Administrative Expenses	521,992	439,152	82,839
Other Expenses	1,649,437	917,907	731,529
Total Expenses	2,923,202	2,079,007	844,195
Income (Loss) before Income Taxes	(738,444)	(180,488)	(557,956)
Less:Provision for Income Taxes	21,170	28,279	(7,109)
Less:Deferred Income Taxes	(299,679)	(61,570)	(238,109)
Less:Minority Interests in Net Income	15,373	453	14,919
Net Income (Loss)	(475,309)	(147,652)	(327,656)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year ended March 31, 2002 (Unaudited)	2001	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes	(738,444)	(180,488)	(557,956)
Depreciation	19,862	20,216	(354)
Amortization of Goodwill	3,135	(7,396)	10,531
Equity in Earnings of Affiliates	13,540	17,788	(4,247)
Net Increase (Decrease) in Reserve for Possible Loan Losses	(212,012)	106,328	(318,340)
Net Increase (Decrease) in Reserve for Possible Losses on Securities	(17,006)	1,429	(18,435)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(31,895)	(30,857)	(1,038)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	534,057	(3,372)	537,429
Net Increase (Decrease) in Reserve for Employee Bonus	2,605	-	2,605
Net Increase (Decrease) in Reserve for Retirement Benefit	84,539	2,399	82,139
Interest Income	(1,175,819)	(1,172,695)	(3,124)
Interest Expenses	442,912	569,939	(127,026)
Net (Gain) Loss on Securities	(79,335)	(227,105)	147,770
Net (Gain) Loss on Money Held in Trust	484	1,140	(655)
Net (Gain) Loss on Foreign Exchange Transactions	(149,433)	-	(149,433)
Net (Gain) Loss on Sales of Premises and Equipment	41,934	16,217	25,717
Net (Gain) Loss on Establishing Retirement Benefit Trust	(54,915)	-	(54,915)
Net (Increase) Decrease in Trading Assets	1,434,414	(532,205)	1,966,620
Net Increase (Decrease) in Trading Liabilities	(836,339)	266,873	(1,103,213)
Net (Increase) Decrease in Loans and Bills Discounted	5,073,031	135,257	4,937,773
Net Increase (Decrease) in Deposits	(1,256,916)	2,113,334	(3,370,250)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(1,827,690)	1,633,437	(3,461,127)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	(243,167)	50,831	(293,999)
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	1,857,451	-	1,857,451
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(43,760)	302,003	(345,763)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(88,583)	(146,866)	58,283
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(4,462,420)	859,960	(5,322,380)
Net Increase (Decrease) in Commercial Paper	110,551	173,963	(63,411)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	(1,344,596)	638,447	(1,983,044)
Net (Increase) Decrease in Foreign Exchange Assets	90,937	(129,969)	220,907
Net Increase (Decrease) in Foreign Exchange Liabilities	15,582	67,957	(52,375)
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	323,486	421,852	(98,365)
Interest Received	1,327,680	1,144,436	183,244
Interest Paid	(507,215)	(626,672)	119,457
Others, Net	(903)	160,848	(161,751)
Sub-total	(1,694,249)	5,647,031	(7,341,281)
Income Taxes Paid	(24,165)	(76,701)	52,535
Net Cash Provided by (Used in) Operating Activities	(1,718,415)	5,570,330	(7,288,746)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal Year ended March 31, 2002 (Unaudited)	2001	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(23,833,739)	(21,046,542)	(2,787,196)
Proceeds from Sales of Securities	19,229,251	13,154,680	6,074,570
Proceeds from Maturities of Securities	7,922,041	4,386,473	3,535,567
Increase in Money Held in Trust	(774)	(1,564)	789
Decrease in Money Held in Trust	51,091	716	50,375
Expenditures for Premises and Equipment	(60,548)	(28,668)	(31,880)
Proceeds from Sales of Premises and Equipment	120,748	28,512	92,236
Expenditures for Purchases of Consolidated Subsidiaries	0	136,823	(136,823)
Proceeds from Sales of Consolidated Subsidiaries	292,879	-	292,879
Others, Net	3,275	(7,338)	10,613
Net Cash Provided by (Used in) Investing Activities	3,724,226	(3,376,906)	7,101,132
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	153,000	36,000	117,000
Expenditures for Repayment of Subordinated Debt	(173,500)	(56,500)	(117,000)
Proceeds from Issuance of Subordinated Bonds	357,331	60,497	296,834
Redemption and Repurchase of Subordinated Bonds	(319,049)	(230,360)	(88,688)
Proceeds from Issuance of Capital Stocks to Minority Interests	219,845	200	219,645
Dividends Paid	(76,521)	(25,332)	(51,188)
Dividends Paid to Minority Interests	(7,600)	(5,905)	(1,695)
Expenditures for Purchase of Treasury Stocks	-	(498)	498
Proceeds from Sales of Treasury Stocks	-	477	(477)
Net Cash Provided by (Used in) Financing Activities	153,505	(221,421)	374,927
Effect of Exchange Rate Changes on Cash and Cash Equivalents	11,410	6,821	4,589
Net Increase (Decrease) in Cash and Cash Equivalents	2,170,726	1,978,823	191,902
Cash and Cash Equivalents at Beginning of Fiscal Year	4,232,343	2,255,358	1,976,984
Decrease in Cash and Cash Equivalents due to Change in definition of Cash and Cash Equivalents	(3,303,153)	-	(3,303,153)
Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated	6	-	6
Decrease in Cash and Cash Equivalents Caused by Exclusion from Scope of Consolidated	(2)	(1,839)	1,837
Increase in Cash and Cash Equivalents due to Merger	736,420	-	736,420
Increase in Cash and Cash Equivalents due to Merger of Subsidiaries	6,783	-	6,783
Cash and Cash Equivalents at End of Fiscal Year	3,843,124	4,232,343	(389,218)

Notes:
(1) Amounts less than one million yen are omitted.

BALANCE OF LOANS AND DEPOSITS (Combined)

(Table B-9)

Millions of Yen

	Mar. 31, 2002	Sept. 30, 2001	Mar. 31, 2001
Deposits (Balance as at the dates)	46,452,379	48,136,154	50,194,421
Domestic Individual Deposits	24,198,433	23,553,704	23,168,688
Demand Deposits	12,590,610	10,361,978	9,590,548
Time Deposits	11,294,794	12,832,336	13,255,357
Domestic Corporate Deposits	15,843,460	15,384,338	16,033,862
Demand Deposits	10,707,200	8,832,577	9,017,091
Time Deposits	4,313,460	5,700,547	6,233,041
Other Domestic Deposits ***	2,559,939	2,374,862	2,613,587
Demand Deposits	1,357,030	991,641	823,817
Time Deposits	284,610	501,021	452,091
Deposits (Average in Fiscal Year)	48,270,084	48,487,818	48,591,251
Loans and Bills Discounted (Balance as at the dates)	41,552,841	45,522,760	48,487,040
Loans and Bills Discounted (Average in Fiscal Year)	45,517,571	46,063,300	48,280,618

Note:

Average Balances of Deposits and Loans and Bills Discounted for the fiscal year ended March 31, 2002 includes Tokai Bank's annualized average balances of Deposits (14,640,000 million yen) and Loans and Bills Discounted (13,773,296 million yen) for the period from Apr. 1, 2001 to Jan. 14, 2002.

Other Domestic Deposits include deposits of local governments and other financial institutions.

Calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility])

Consolidated Financial Results of UFJ Trust Bank

For the Fiscal Year ended March 31, 2002

UFJ Trust Bank Limited, a subsidiary of UFJ Holdings, Inc., today reported the Bank's consolidated financial results for the fiscal year ended March 31, 2002.

Total Income for the fiscal year was 296 billion yen, compared with 351 billion yen for the previous fiscal year. Net Loss for the fiscal year was 138 billion yen, compared with 1.9 billion for the previous fiscal year.

UFJ Trust Bank was renamed from Toyo Trust Banking & Limited as of Jan. 15, 2002

FINANCIAL HIGHLIGHTS

Millions of yen	Fiscal Year ended March 31, 2002 (Unaudited)	2001
RESULTS		
Total Income	296,517	351,632
Income (Loss) before Income Taxes, & Minority Interests	(190,813)	929
Net Income (Loss)	(138,173)	(1,904)
BALANCE SHEET		
Total Assets	7,524,093	8,103,865
Stockholders' Equity	361,836	568,008
PER SHARE		
Net Income (Loss)	(149.22)	(4.99)
Stockholders' Equity	88.37	311.03

Notes:

(1) *Net Income per Share* = $\frac{\text{Net Income} - \text{Dividends for Preferred Stock}}{\text{Weighted Average Number of Shares of Common Stock *}}$

(2) *Stockholders' Equity per Share* = $\frac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price}}{\text{Number of Shares of Common Stock Outstanding at the end of the fiscal year *}}$

**Excluding treasury stocks and stocks held by subsidiaries*

(3) *Equity in earnings of affiliates as of March 31, 2002 is (1,613) million yen.*

(4) *For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.*

(5) *Amounts less than one million yen are omitted.*

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries) Toyo Trust Total Finance Co., Ltd. UFJ Trust Company of New York, and others	11 Companies
(Companies excluded) Toyo Trust Asset Management Co., Ltd. Toyo Trust Operation Services Co., Ltd. Toyo Trust Capital Co., Ltd.	3 Companies

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method) The Master Trust Bank of Japan, Ltd. United Leasing Company Limited, and others	5 Companies
(Companies excluded) Japan Pension Planning Co., Ltd.	1 Company

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2002 (Unaudited)	2001	Variance
Assets:			
Cash and Due from Banks	582,946	523,530	59,415
Call Loans	65,829	26,599	39,230
Monetary Receivables Bought	84,626	33,730	50,895
Trading Assets	27,790	110,604	(82,813)
Securities	2,558,610	2,757,988	(199,377)
Loans and Bills Discounted	3,461,240	3,748,440	(287,200)
Foreign Exchanges	3,352	3,544	(191)
Other Assets	215,549	309,228	(93,679)
Premises and Equipment	115,141	178,840	(63,699)
Deferred Tax Assets	247,061	159,976	87,084
Customers' Liabilities for Acceptances and Guarantees	290,528	342,717	(52,188)
Reserve for Possible Loan Losses	(128,524)	(91,154)	(37,369)
Reserve for Possible Losses on Securities	(59)	(183)	123
Total Assets	7,524,093	8,103,865	(579,771)
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	3,154,949	2,934,566	220,382
Negotiable Certificates of Deposit	916,730	739,610	177,120
Call Money	724,852	218,458	506,393
Payables under Repurchase Agreements	299	-	299
Trading Liabilities	16,686	17,752	(1,065)
Borrowed Money	137,362	188,722	(51,360)
Foreign Exchanges	0	0	(0)
Bonds and Notes	107,040	162,588	(55,548)
Convertible Bonds	-	19,140	(19,140)
Borrowed Money from Trust Account	1,692,839	2,736,497	(1,043,657)
Other Liabilities	64,217	162,680	(98,463)
Reserve for Emplyee Bonus	1,582	-	1,582
Reserve for Retirement Benefits	299	923	(623)
Reserve for Contingent Liabilities Related to Loans Sold	1,772	3,944	(2,172)
Reserve for Possible Losses on Support of Specific Borrowers	45,100	-	45,100
Deferred Tax Liabilities for Revaluation Reserve for Land	7,711	7,265	445
Acceptances and Guarantees	290,528	342,717	(52,188)
Total Liabilities	7,161,972	7,534,866	(372,893)
Minority Interests	284	990	(706)
Stockholders' Equity:			
First Class, First Series Preferred Stock	40,000	40,000	-
First Class, Second Series Preferred Stock	100,000	100,000	-
Common Stock	140,536	140,536	-
Capital Surplus	252,676	252,676	-
Revaluation Reserve for Land, Net of Taxes	12,061	11,364	697
Retained Earnings	(116,400)	24,011	(140,412)
Net Unrealized Losses on Securities, Net of Taxes	(67,454)	-	(67,454)
Foreign Currency Translation Adjustments	417	(575)	992
Treasury Stock	-	(5)	5
Total Stockholders' Equity	361,836	568,008	(206,171)
Total Liabilities, Minority Interests and Stockholders' Equity	7,524,093	8,103,865	(579,771)

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Fiscal Year ended March 31, 2002 (Unaudited)	2001	Variance
Income:			
Trust fees	69,218	56,111	13,107
Interest Income	86,354	103,459	(17,105)
Interest on Loans and Discounts	*54,732*	*68,586*	*(13,853)*
Interest on and Dividends from Securities	*28,779*	*25,043*	*3,736*
Fees and Commissions	47,264	47,522	(257)
Trading Revenue	1,060	886	173
Other Operating Income	34,666	12,435	22,231
Other Income	57,953	131,217	(73,264)
Total Income	296,517	351,632	(55,114)
Expenses:			
Interest Expenses	42,982	64,357	(21,374)
Interest on Deposits	*16,602*	*23,669*	*(7,067)*
Fees and Commissions	4,055	2,954	1,100
Trading Expenses	-	474	(474)
Other Operating Expenses	25,455	1,814	23,641
General and Administrative Expenses	91,126	93,473	(2,346)
Other Expenses	323,710	187,628	136,081
Total Expenses	487,331	350,703	136,627
Income (Loss) before Income Taxes, & Minority Interests	(190,813)	929	(191,742)
Provision for Income Taxes	783	1,043	(259)
Adjustment to Income Taxes Paid in Past Year	(1,944)	-	(1,944)
Deferred Income Taxes	(51,279)	2,588	(53,867)
Minority Interests in Net Income	(199)	(797)	598
Net Income (Loss)	(138,173)	(1,904)	(136,269)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year Ended March 31, 2002 (Unaudited)	2001	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes, & Minority Interests	(190,813)	929	(191,742)
Depreciation	4,774	22,314	(17,539)
Amortization of Goodwill	(181)	875	(1,057)
Equity in Earnings of Affiliates	1,626	799	826
Net Increase (Decrease) in Reserve for Possible Loan Losses	37,369	(67,968)	105,338
Net Increase (Decrease) in Reserve for Possible Losses on Securities	(75)	70	(146)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(2,172)	(1,784)	(388)
Net Increase (Decrease) in Reserve for Supporting Specific Borrowers	45,100	(33,823)	78,923
Net Increase (Decrease) in Reserve for Retirement Allowances	-	(3,599)	3,599
Net Increase (Decrease) in Reserve for Bonus	(295)	-	(295)
Net Increase (Decrease) in Reserve for Retirement Benefits	(618)	927	(1,546)
Interest Income	(86,354)	(103,459)	17,105
Interest Expenses	42,982	64,357	(21,374)
Net (Gain) Loss on Securities	95,507	(10,246)	105,754
Net (Gain) Loss on Money Held in Trust	-	(3,445)	3,445
Net (Gain) Loss on Exchanges	7,696	6,697	998
Net (Gain) Loss on Sales of Premises and Equipment	1,274	297	977
Net (Gain) Loss on Establishment of Pension Trust	(2,078)	-	(2,078)
Net (Increase) Decrease in Trading Assets	82,813	85,302	(2,488)
Net Increase (Decrease) in Trading Liabilities	(1,065)	(6,587)	5,522
Net (Increase) Decrease in Loans and Bills Discounted	287,300	387,857	(100,557)
Net Increase (Decrease) in Deposits	218,014	(225,219)	443,234
Net Increase (Decrease) in Negotiable Certificates of Deposit	177,120	308,410	(131,290)
Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt	(49,360)	(21,144)	(28,215)
Net (Increase) Decrease in Due from Banks (excluding Bank of Japan)	425,777	(253,454)	679,231
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(89,826)	70,693	(160,519)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	506,693	102,291	404,402
Net (Increase) Decrease in Foreign Exchanges (Assets)	191	4,252	(4,061)
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(0)	(17)	17
Net increase (Decrease) in Borrowed Money from Trust Account	(1,044,138)	(34,215)	(1,009,923)
Interest Received	94,343	105,909	(11,566)
Interest Paid	(42,468)	(67,243)	24,775
Others, Net	56,657	(394,061)	450,718
Sub-total	575,798	(64,280)	640,078
Income Taxes Paid (Refunded)	1,276	697	579
Net Cash Provided by (Used in) Operating Activities	577,074	(63,583)	640,658

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal Year Ended March 31, 2002 (Unaudited)	2001	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(3,459,652)	(3,154,889)	(304,762)
Proceeds from Sales of Securities	2,267,792	2,030,183	237,608
Proceeds from Maturities of Securities	1,184,875	464,790	720,085
Increase in Money Held in Trust	-	-	-
Decrease in Money Held in Trust	-	47,108	(47,108)
Expenditures for Premises and Equipment	(5,160)	(29,015)	23,855
Proceeds from Sales of Premises and Equipment	1,751	3,208	(1,457)
Proceeds from Sales of Consolidated Subsidiaries	10	40	(30)
Net Cash Provided by (Used in) Investing Activities	(10,383)	(638,574)	628,191
Cash Flows from Financing Activities			
Expenditures for Repayment of Subordinated Debt	(2,000)	(11,000)	9,000
Proceeds from Issuance of Subordinated Bonds	10,000	28,900	(18,900)
Redemption and Repurchase of Subordinated Bonds	(98,143)	(48,272)	(49,871)
Dividends Paid	(1,362)	(7,353)	5,991
Expenditures for Purchase of Treasury Stock	-	(60)	60
Proceeds from Sales of Treasury Stock	-	55	(55)
Net Cash Provided by (Used in) Financing Activities	(91,505)	(37,729)	(53,776)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	0	188	(187)
Net Increase (Decrease) in Cash and Cash Equivalents	475,185	(739,699)	1,214,885
Cash and Cash Equivalents at Beginning of Fiscal Year	59,729	803,255	(743,525)
Decrease in Cash and Cash Equivalents Caused by Exclusion from Scope of Consolidation	-	(3,826)	3,826
Cash and Cash Equivalents at the end of Fiscal Year	534,915	59,729	475,185

BALANCE OF LOANS AND DEPOSITS (Non-consolidated)

(a) Balance of Loans & Deposits

(Table B-9-a) Millions of Yen

			Mar. 31, 2002	Sept. 30, 2001	Mar. 31. 2001
Deposits	Outstanding Balance		3,158,388	2,970,862	2,939,319
	Average Balance		2,957,924	2,902,621	3,354,189
Trust Principal	Outstanding Balance		2,809,955	3,821,643	4,355,493
	Average Balance		3,807,979	4,102,873	4,723,086
Loans	Outstanding Balance		4,737,866	5,383,824	5,474,558
		Banking Account	3,520,861	3,998,546	3,886,196
		Trust Account	1,217,004	1,385,278	1,588,361
	Average Balance		5,253,640	5,338,769	5,956,646
		Banking Account	3,834,345	3,838,921	3,979,281
		Trust Account	1,419,294	1,499,848	1,977,365

Note: "Trust Principal" and "Trust Account" is the total of Jointly Operates Money Trusts and Loan Trusts whose principal is indemnified.

(b) Balance of Deposits for Individuals & Corporations

(Table B-9-b) Millions of Yen

		Mar. 31, 2002	Sept. 30, 2001	Mar. 31. 2001
Domestic Individual Deposits		2,214,645	2,028,215	1,944,806
	Demand Deposits	335,664	224,008	189,726
	Time Deposits	1,867,271	1,790,935	1,739,874
Domestic Corporate Deposits		880,060	887,073	874,271
	Demand Deposits	413,226	248,153	244,318
	Time Deposits	449,572	599,866	610,812
Other Domestic Deposits		55,085	45,743	109,652
	Demand Deposits	30,471	2,852	8,140
	Time Deposits	18,565	38,758	91,800
Trust Principal		2,809,955	3,821,643	4,355,493
	Domestic Individuals	1,606,437	1,978,964	2,248,740
	Domestic Corporations	1,203,517	1,842,679	2,106,753

To Whom It May Concern:

May 24, 2002

UFJ Holdings, Inc.

Changing Status of UFJ Partners Asset Management into a Wholly Owned Subsidiary through Share Exchange

We hereby give notice that UFJ Holdings, Inc. has resolved, at its board of directors' meeting held on May 24, 2002, to make UFJ Partners Asset Management Co., Ltd. a wholly owned subsidiary of the Company on September 1, 2002 through share exchange.

1. Purpose of Making UFJ Partners a Wholly Owned Subsidiary

UFJ Holdings positions UFJ Partners as the flagship company in investment trust business of the UFJ group and already holds 78.51% of shares outstanding. Through making UFJ Partners a wholly owned subsidiary of UFJ Holdings, UFJ group will accelerate the pursuit of the comprehensive financial strategies and enhance its shareholders' value.

2. Outline of Exchange of Stock

(1) Schedule of Share Exchange

May 24, 2002	Board of directors meeting to approve the share exchange contract
May 27, 2002	Execution of the share exchange contract
June 25, 2002	General meeting of stockholders of UFJ Partners to approve the share exchange contract
September 1, 2002	Date of share exchange

(2) Share Exchange Ratio

	UFJ Holdings, Inc. (Fully controlling parent company)	UFJ Partners Asset Management (Wholly owned subsidiary)
Exchange ratio	1	0.06

Notes

1. Allotment Ratio of Shares

0.06 shares of UFJ Holdings, Inc. (the "Company") will be allotted for one share of stock of UFJ Partners Asset management Co., Ltd. ("Partners").

2. Basis for calculation of exchange ratio

The Company and Partners entrusted calculation of equity exchange ratio to Nikko Salomon Smith Barney Limited ("Nikko Salomon") and the ratio was agreed between the Company and Partners with reference to calculations made by Nikko Salomon.

3. Results of calculation by third Party, Methods and Criteria for Calculation

Method of Calculation	Estimated Ratio of Exchange	
	UFJ Holdings	UFJ Partners
Net appraisal value method	1	0.069 – 0.070
Comparison with similar companies	1	0.039 – 0.064
Discounted Cash Flow method	1	0.053 – 0.085

4. New shares issued for share exchange

The Company will allot treasury stocks and no new shares will be issued.

(3) Grant for exchange

No grant will be paid for share exchange.

3. Profile of Parties after Share Exchange

There will be no change of Trade name, Type of business engaged, location of main office, representative and capital, and no impact on the financial results.

In addition, the Company plans to make UFJ Asset Management Co., Ltd. a wholly owned subsidiary through purchase of shares from current shareholders.

May 24, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Notice Concerning Stock Option (Share Acquisition Right)

We hereby announce that UFJ Holdings, Inc. (the "Company") has resolved, at its board of directors' meeting held on May 24, 2002, to submit a proposal asking for authorization to issue share acquisition rights, for the purpose of granting stock options to directors, executive officers, and employees of the Company and its subsidiaries pursuant to Article 280-20 and Article 280-21 of the Commercial Code at its general meeting of stockholders to be held on June 26, 2002.

1.Reason for Issuance of Share Acquisition Rights upon Especially Favorable Terms towards Persons other than the Shareholders

The Company will issue rights ("Share Acquisition Rights") in order to enhance enthusiasm and raise morale for improving business performance of the Company and its subsidiaries and thereby contribute to increase the value of shareholders.

2.Persons to Whom Share Acquisition Rights Will be Allocated

Directors, executive officers and employees of the Company and its subsidiaries

3.Summary of Terms of Issuance of Share Acquisition Rights

(1)Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

Up to 20,000 shares of common stock of the Company.

If the Company splits or consolidates the shares, the number of shares to be issued or transferred upon exercise of each Share Acquisition Right shall be adjusted according to the following formula. However, such adjustment shall be made only to those shares with respect to the Share Acquisition Rights remaining unexercised at the relevant time, and any fraction less than one (1) share arising as a result of such adjustment shall be discarded.

Number of shares after adjustment = Number of shares before adjustment × Ratio of split or consolidation

In addition, in the case of a merger, equity exchange, company split, or in other case similar thereto where an adjustment of the Number of shares shall be required, the Number of shares shall be appropriately adjusted by the board of directors.

(2)Total Number of Share Acquisition Rights to be Issued

Up to 20,000 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 1; provided, however, that in case the number of shares is adjusted pursuant to (1) above, such adjustment shall prevail.)

(3)Issue Price of Share Acquisition Rights

No consideration shall be paid.

(4)Amount to be Paid upon Exercise of Share Acquisition Rights

The amount to be paid upon exercise of each Share Acquisition Right is equal to the product of the amount to be paid per share (the "Exchange Price") defined as follows and the number of shares upon exercise of one Share Acquisition Right in accordance with (2) above.

The Exchange Price shall be obtained by multiplying the average of the daily closing prices of common stock in the regular trading on the Tokyo Stock Exchange for thirty (30) consecutive trading days which begin from forty-five (45) trading days prior to the next day of the issue date of the Share Acquisition Rights by 1.05, and any fraction less than thousand yen resulting from such calculation shall be rounded up to the nearest thousand yen.

In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange on the immediately preceding trading day of the issue date (if there is no transaction made on that day, the closing price on the immediately preceding trading day), the relevant closing price shall be the Exercise Price.

If the Company splits or consolidates the shares, the amount to be paid shall be adjusted according to the following formula, and any fraction less than thousand yen resulting from such calculation shall be rounded up to the nearest thousand yen.

Exercise Price after adjustment = Exercise Price before adjustment × (1 / Ratio of split or consolidation)

In addition, in the case of a merger, equity exchange, company split, or in other case similar thereto where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted by the board of directors.

(5) Exercise Period of the Share Acquisition Rights

The exercise period will be sometime within the period from June 27, 2004 to June 26, 2012, which will be determined by the board of directors.

(6) Conditions of Exercise of Share Acquisition Rights

i. The grantee of the Share Acquisition Rights should be a director, an executive officer, a statutory auditor or an employee of the Company or its subsidiary at the time of the exercise of Share Acquisition Right. However, in the case of retirement by expiration of term, age limit retirement or other legitimate reasons, the above condition will not applicable.

ii. The heirs of the grantee of the Share Acquisition Rights may exercise the rights under the terms of the conditions determined by the board of directors pursuant to the provision provided for in iii below.

iii. Other conditions shall be determined by the board of directors.

(7)Events and Conditions of Cancellation of Share Acquisition Rights

i. Share Acquisition Rights may be cancelled without consideration upon approval by a general meeting of stockholders of an agendum on a merger agreement in which the Company is to be dissolved, and an agendum on a share exchange agreement or a share transfer by which the Company will become a wholly-owned subsidiary.

ii. The Company may cancel the Share Acquisition Rights without consideration if the grantee of the Share Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in i of (6) above.

(8) Restriction on Transfer of Share Acquisition Rights

Transfer of Share Acquisition Rights shall be subject to an approval of the board of directors.

(9) Details

Details of Share Acquisition Rights shall be determined by the board of directors.

(Note) Specific terms and conditions of issue and allotment of the Share Acquisition Rights shall be determined by a resolution at board of directors' meeting to be held within a year from the general meeting of Stockholders on condition that the agendum "Issue of Share Acquisition Rights as Stock Options" being approved at the general meeting of Stockholders scheduled to be held on June 26, 2002 .

May 24, 2002

To Whom It May Concern:

UFJ Holdings, Inc

Financial assistance to DAIKYO INCORPORATED

We hereby give notice that UFJ Bank Limited and UFJ Trust Bank Limited, wholly owned subsidiaries of UFJ Holdings, Inc., today decided to give financial assistance to DAIKYO INCORPORATED ("Daikyo"), as described below, in order for Daikyo to execute its "Second Management Restructuring Program", which was announced on May 15, 2002.

1. Debt forgiveness
   UFJ Bank Limited: 307,519 million yen
   UFJ Trust Bank Limited: 34,794 million yen

2. Debt-for-equity swap
   UFJ Bank Limited: 45,000 million yen
   UFJ Trust Bank Limited: 5,100 million yen

Impact on earnings of UFJ Holdings

UFJ Holdings does not change the forecast of its consolidated financial results for the fiscal year ending March 31, 2003, announced today.

May 24, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Resolution about Repurchase of Shares
(Repurchase of shares under Article 211-3 of the Commercial Code)

We hereby announce that UFJ Holdings, Inc. has resolved, at its board of directors' meeting held on May 24, 2002, to repurchase its shares held by its subsidiary, pursuant to Article 211-3 of the Commercial Code.

1. The Name of Subsidiary:

UFJ Bank Limited

2. Details of Repurchase

(1) Type of Shares: Common stock of UFJ Holdings, Inc.
(2) Total number of shares to be repurchased:
33,633 shares (0.69% of total outstanding shares)
(3) Total purchase price of shares: About 10.4 billion yen
(4) Scheduled Date of Repurchase: May 27, 2002

May 24, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Repurchase of Shares

(Repurchase of shares under Article 210 of the Commercial Code)

We hereby announce that UFJ Holdings, Inc. has resolved, at its board of directors' meeting held on May 24, 2002, to submit a proposal to authorize the board of directors to repurchase its shares pursuant to Article 210 of the Commercial Code at the general meeting of stockholders to be held on June 26, 2002.

1. The Reason for obtaining authorization by shareholders

In response to the revision to the Commercial Code last year, which lifted the restrictions on treasury stock, UFJ Holdings, Inc. will obtain an authorization by shareholders for repurchase of its own shares in order to implement flexible capital strategies.

2. Details of Repurchase

(1) Type of Shares: Common stock of the UFJ Holdings, Inc.
(2) Total number of shares to be repurchased:
Up to 300,000 shares (6.17% of total outstanding shares)
(3) Total purchase price of shares: Up to JPY100,000,000,000

The above repurchase shall be conditional upon the proposal being approved at the general meeting of stockholders to be held on June 26, 2002.

May 24, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

New Directors of UFJ Holdings and UFJ Bank

We hereby give notice that the directors of UFJ Holdings, Inc. to be appointed on June 26, 2002 and the directors of UFJ Bank Limited to be appointed on June 24, 2002 were decided.

Directors of UFJ Holdings

Iwao Isomura (currently Vice Chairman of the Board, TOYOTA MOTOR CORPORATION)

Makoto Utsumi (currently President, Japan Center for International Finance and Director of UFJ Holdings)

Hiroshi Hamada (currently Chairman and CEO, RICOH COMPANY, LTD. and Statutory Auditor of UFJ Holdings)

Shosaku Yasui (currently Chairman and CEO, TEIJIN LIMITED)

Masashi Teranishi (currently President & CEO of UFJ Bank)

Yasukuni Doi (currently President & Representative Director of UFJ Trust Bank)

President & CEO of UFJ Holdings (Representative Director)

Takeshi Sugihara (currently Deputy President, Senior Executive Officer of UFJ Bank)

Director of UFJ Bank (Representative Director)

Toshihide Mizuno (currently Executive Officer of UFJ Bank)

Deputy Presidents & Senior Executive Officers of UFJ Bank (Representative Directors)

Kazuyoshi Okazaki (currently Senior Executive Officer of UFJ Bank)

Tetsuo Komori (currently Senior Executive Officer of UFJ Bank)

Ryosuke Tamakoshi (currently Senior Executive Officer of UFJ Bank)

Executive Officer & Directors of UFJ Bank

Makoto Shimizu (currently Executive Officer of UFJ Bank)

Yoichi Ojima (currently Executive Officer of UFJ Bank)